Exhibit 12.1

Thermon Group Holdings, Inc.

Computation of Ratios of Earnings to Fixed Charges

(amounts in thousands of dollars, except ratio data)

			Pre-
			Predecessor/						Predecessor/		Predecessor/
	Pre-		Predecessor						Successor		Successor
	Predecessor		Combined		Predecessor				Combined		Combined		Successor
	Fiscal Year Ended March 31,										Nine Months Ended December 31,
	2007		2008		2009		2010		2011		2010		2011
Earnings
Income (loss) from continuing operations before provision for income taxes	$16,157		$699		$28,196		$32,906		$(26,481)		$(27,734)		$9,075
Plus: Fixed Charges
Interest expense and amortization of premiums/discounts (a)	882		8,374		9,625		7,357		29,000		23,940		16,023
Estimated interest component of rental expense	590		574		535		566		677		500		548

Total Fixed Charges	$1,472		$8,948		$10,160		$7,923		$29,677		24,440		16,571
Less:
Pre tax income from continuing operations plus fixed charges	$17,629		$9,647		$38,356		$40,829		$3,196		(3,294)		25,646
Ratio of Earnings to Fixed Charges	12.0	x	1.1	x	3.8	x	5.2	x	nm	(b)	nm	(b)	1.6	x

(a)	The Company considers one-third of rent expense to be a reasonable estimate of the related interest expense.
(b)

Earnings were insufficient to cover fixed charges in the fiscal year ended March 31, 2011 and the nine months ended December 31, 2010 by $56.2 million and $52.2 million, respectively, due to increased interest and amortization expenses, financing fees and other non-recurring expenses related to the acquisition of a controlling interest in the Company by an investor group led by our private equity sponsors, which was completed on April 30, 2010.